

January 23, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A common stock, par value $0.01 per share, of Venture Global, Inc., under the Exchange Act of 1934.

Sincerely,

Craig A. Marto